SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2008

Commission File Number 000-31062

Oncolytics Biotech Inc.

(Translation of registrant’s name into English)

Suite 210, 1167 Kensington Crescent NW
Calgary, Alberta, Canada T2N 1X7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82 -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Oncolytics Biotech Inc. (Registrant)

Date: November 28, 2008	By:	/s/ Doug Ball Doug Ball Chief Financial Officer

Oncolytics Biotech Inc.
NOTE TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2008 (unaudited)
9.     RECONCILIATION OF CANADIAN GAAP TO US GAAP
The consolidated financial statements of the Company are prepared in accordance with Canadian GAAP, which, in most respects, conforms to US GAAP. In preparing these interim statements the Company has included all adjustments which it believes are necessary for fair presentation and are all normal and recurring in nature. Significant differences between Canadian and US GAAP are as follows:

		Three	Three	Nine	Nine	Cumulative
		Month	Month	Month	Month	from inception
		Period	Period	Period	Period	on April 2,
		Ending	Ending	Ending	Ending	1998 to
		September	September	September	September	September
		30, 2008	30, 2007	30, 2008	30, 2007	30, 2007
	Notes	$	$	$	$	$

Net loss — Canadian GAAP	(2)	4,140,832	3,786,456	12,789,735	11,833,789	97,796,282

Amortization of intellectual property	(1)	(90,375)	(90,375)	(271,125)	(271,125)	(3,343,875)

Future income tax recovery	(1)	—	—	—	—	1,115,000

Net and comprehensive loss — US GAAP		4,050,457	3,696,081	12,518,610	11,562,664	95,567,407

Basic and diluted loss per common share — US GAAP		(0.10)	(0.09)	(0.30)	(0.29)	—

There are no differences between Canadian GAAP and US GAAP in amounts reported as cash flows from (used in) operating, financing and investing activities.

Oncolytics Biotech Inc.
NOTE TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2008 (unaudited)
Balance sheet items in accordance with US GAAP are as follows:

				December 31, 2007
		September 30, 2008		[Restated]
		$		$

		Canadian	US	Canadian	US
	Notes	GAAP	GAAP	GAAP	GAAP

Intellectual property	(1)	271,125	—	542,250	—
Contributed surplus	(1)	10,431,917	7,931,917	10,376,962	7,876,962
Deficit	(1)	97,796,282	95,567,407	85,006,547	83,048,797

1.	“Push-Down” Accounting and In Process Research and Development

Intellectual property of $2,500,000 recorded as a consequence of SYNSORB’s acquisition of the Company’s shares comprises intangible assets related to research and development activities. Under US GAAP, this would not be capitalized on acquisition.

As a result of removing the $2,500,000 from intellectual property in 1999 for US GAAP purposes, the amortization of the intellectual property, the future income tax recovery, future income tax liability and contributed surplus amounts recorded for Canadian GAAP purposes have been reversed.

2.	Presentation of Stock Based Compensation Expense

Under U.S. GAAP, stock based compensation expense is to be presented within the appropriate category of expenses on the statement of loss. As a result, stock based compensation on the statement of loss would be reduced by $54,955 for the nine month period ending September 30, 2008 (September 30, 2007 — $142,878) and research and development and operating expenses would increase by $54,955 and $nil, respectively (2007 — $142,878 and $nil, respectively). Cumulative from inception stock based compensation would be reduced by $4,759,760 and cumulative from inception research and development and operating expenses would increase by $2,726,040 and $2,033,720, respectively. There is no impact on the Company’s net loss.
Contingencies
During 1999, the Company entered into an agreement that assumed certain obligations (the “Assumption Agreement”) in connection with a Share Purchase Agreement (the “Agreement”) between SYNSORB and the former shareholders of the Company to make milestone payments and royalty payments.
As of September 30, 2008, a milestone payment for $1.0 million will be due within 90 days of the first receipt from an Appropriate Regulatory Authority, for marketing approval to sell REOLYSIN® to the public or the approval of a new drug application for REOLYSIN®.

Oncolytics Biotech Inc.
NOTE TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2008 (unaudited)
This milestone payment, when payable, will be accounted for as research and development expense and will not be deductible for tax purposes.
In addition to the milestone payment, payments may become due and payable in accordance with the Agreement upon realization of sales of REOLYSIN®. In 2003, the Company completed amendments and revisions to the contingent obligations to its five founding shareholders with respect to these other contingent payments. The amendments and revisions reduced the amount and clarified the determination of potential obligations of the Company to these shareholders arising from the Agreement and Assumption Agreement entered into in 1999. Also, on September 23, 2004, the Company reached an agreement that further reduced its contingent payments to its founding shareholders through the cancellation of a portion of these contingent payments from one of its non-management founding shareholders. The consideration paid by the Company consisted of $250,000 cash and 21,459 common shares valued at $150,000 and has been recorded as research and development expense. The value of the common shares was based on the closing market price on September 23, 2004.
As a result of the amendments and the cancellation agreement, if the Company receives royalty payments or other payments as a result of entering into partnerships or other arrangements for the development of the reovirus technology, the Company is obligated to pay to the founding shareholders 11.75% (formerly in 2003 — 14.25% and 2002 — 20%) of the royalty payments and other payments received. Alternatively, if the Company develops the reovirus treatment to the point where it may be marketed at a commercial level, the payments referred to in the foregoing sentence will be amended to a royalty payment of 2.35% (formerly in 2003 — 2.85% and 2002 — 4%) of Net Sales received by the Company for such products.